UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

EXPLANATORY NOTE

As previously reported by the Company on Form 6-K on December 1, 2025, the Company had entered into a non-binding commercial agreement with its key stakeholders regarding the contemplated Restructuring.

Today, April 1, 2026, Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company” and, together with certain subsidiaries of its group, the "Group"), hereby announces that it has agreed on the terms of a comprehensive Group-wide recapitalization and financial restructuring (the “Restructuring”) with its main financial creditors, certain key shareholders and a new investor. The Restructuring is expected to be implemented through a court-sanctioned restructuring plan in accordance with Articles 614 et seq. of the recast text of the Spanish Insolvency Law approved by Royal Legislative Decree 1/2020, of May 5 (“TRLC”) (the “Restructuring Plan”).

The purpose of the Restructuring is to establish a sustainable long-term capital structure, align future debt service with expected cash generation, and facilitate the incorporation of new sources of financing and equity capital necessary to ensure the Group’s long-term financial viability.

The primary components of the Restructuring, described in further detail below, include: (i) equity support from certain key shareholders and a new investor, including a shareholder bridge loan and subsequent capital increase to be implemented by way of private placement with exclusion of the pre-emptive rights of existing shareholders; (ii) the comprehensive restructuring of the Group's existing indebtedness, both term debt and working capital facilities and certain indebtedness incurred with non-financial creditors of the Group; (iii) new money financing; and (iv) a new, shared security package in favor of affected financial creditors.

The Company expects Wall Box Chargers, S.L.U. ("Chargers"), AR Electronics Solutions, S.L.U. ("AR Electronics") and Wallbox USA Inc. ("Wallbox USA"), as debtors, and the Company, as guarantor of certain obligations thereunder, to enter into the Restructuring Plan on or around April 8, 2026, with, among others, financial creditors representing approximately 83% of the Group’s financial indebtedness. Upon its execution and the sanctioning of the Restructuring Plan by the Spanish court, its terms will be binding on all affected financial and non-financial creditors, as described below.

The implementation of the Restructuring will remain subject to, among other things, the sanctioning of the Restructuring Plan by the relevant Spanish court and the execution of related definitive documentation giving effect to its terms. A copy of the Company’s press release relating to the Restructuring is included as Exhibit 99.1 hereto.

1
Background

The Group's existing maturity profile does not permit the orderly repayment of its financial indebtedness from projected operating cash flows within the timeframes contemplated by its existing facilities, and no arm's-length refinancing on commercially feasible terms has been achieved in the current market environment.

Against this background, as previously disclosed in the Company’s Forms 6-K filed on October 10, 2025 and November 12, 2025, a standstill agreement was entered into on October 9, 2025 between, among others, the Company, Chargers, AR Electronics, Wallbox USA, Banco Santander, S.A., Banco Bilbao Vizcaya Argentaria, S.A., and CaixaBank, S.A. , with additional creditor parties EBN Banco de Negocios, S.A., Instituto de Crédito Oficial, E.P.E., Institut Català de Finances, Mora Banc Grup, S.A., and Compañía Española de Financiación del Desarrollo Cofides, S.A., S.M.E. (on behalf of Fondo Para Inversiones en el Exterior, F.C.P.J. (FIEX)) adhering on November 7, 2025 (the "Standstill"), as an initial stabilization measure pending comprehensive restructuring discussions with the Financial Creditors. These creditors are collectively referred to as the “Financial Creditors” and together hold a majority of the Group’s outstanding financial indebtedness.

The Standstill provided short-term protection against enforcement action and allowed for the structured negotiations necessary to agree the principal terms of the Restructuring Plan. The Restructuring Plan provides that the provisions under the Standstill will remain in place until the Restructuring Plan becomes effective.

As previously reported by the Company on Form 6-K, on December 1, 2025, the Company, Chargers, AR Electronics and Electromaps, S.L.U. ("Electromaps") filed with the Commercial Section of the Court of First Instance of Barcelona (Sección de lo Mercantil del Tribunal de Instancia de Barcelona, Plaza No. 9) the notice of commencement of negotiations provided for in Article 585 of TRLC, in order to obtain the legal protection necessary to facilitate the negotiation and approval of the Restructuring Plan and ensure that the Group's business activities could continue on a going-concern basis during the negotiation of the Restructuring Plan. In that notice, the Group also requested the appointment of a restructuring expert. As previously disclosed by the Company on Form 6-K, on March 4, 2026, the Spanish court authorized an extension of the negotiation period for up to an additional three months (i.e., until June 1, 2026).

2
The Restructuring

The principal terms of the Restructuring are as follows:

2.1
Interim Financing

To ensure that the Group has sufficient liquidity until the effectiveness of the Restructuring Plan (i.e., upon its sanctioning by the Spanish court, execution of relevant definitive documentation and satisfaction of customary documentary conditions precedent) (the “Effective Date”), certain Financial Creditors will make interim financing available to Chargers as borrower, and certain Group companies as guarantors (the “Interim Financing”). The Interim Financing is intended to support the continuity of the Group’s operations in the period prior to the Effective Date.

The Interim Financing will have an approximate aggregate amount of EUR 5,350,000, will benefit from the new security package described in Section 2.6 below and, so that the Company does not incur incremental costs during the interim period until the Effective Date, will have the same interest rate and economic terms as the New Money described in Section 2.3.

On the Effective Date, any outstanding Interim Financing will either be rolled into and constitute the first tranche of the New Money or be repaid in full out of the disbursement of the New Money.

At all times, the outstanding principal amount of the Interim Financing will count towards the overall New Money cap of EUR 12,500,000, as set out in Section 2.3.

2.2
Equity and shareholder support
2.2.1
Bridge Loan

To provide further interim liquidity in support of the Restructuring until the Effective Date, the following shareholders of the Company will provide a bridge loan to the Company (the “Bridge Loan"): Orilla Asset Management, S.L.; Inversiones Financieras Perseo, S.L. (a company of the Iberdrola group); AM Gestio, S.L.; Consilium, S.L.; Mingkiri, S.L.; and Kariega Ventures, S.L. (an investment vehicle of Mr. Asunción, CEO of Wallbox) (collectively, the "Reference Shareholders").

The Bridge Loan will accrue a consideration equal to: (a) an original issue discount of 15 per cent. on its face value (i.e., EUR 6,647,058.82) (the “OID”), so that the amount actually funded in cash by the Reference Shareholders will be EUR 5,650,000, and (b) payment-in-kind (“PIK”) interest at a rate of 10 per cent. per annum, with interest accruing and capitalizing on its outstanding face value, thereby preserving the Group's cash resources during the interim period.

The Bridge Loan will mature six months after the date it is drawn or, if earlier, the date on which the Reference Shareholders are required to fund their equity commitments at the time of settlement of the Capital Increase (as defined below). Upon maturity, the outstanding amount under the Bridge Loan (including the OID and capitalized PIK interest as at such date) will become immediately due and payable and will be repaid in full by set-off against the Reference Shareholders' subscription obligations under the Capital Increase, thereby converting the Bridge Loan liabilities into share capital without requiring any additional cash outflow.

The Bridge Loan is expected to be signed and drawn concurrently with the signing of the Restructuring Plan and the initial utilization of the Interim Financing.

2.2.2
Equity injection

Following the Effective Date, the Company will carry out a capital increase by way of a private placement (PIPE) of newly issued class A shares, with a nominal value of EUR 2.40 each, in its share capital (“Class A Shares”) to the Reference Shareholders (with aggregate commitments of at least EUR 5,650,000 as per the table below) and a new investor, the Generalitat de Catalunya through Instruments Financers per a Empreses Innovadores, S.L. Unipersonal (“IFEM”) (with aggregate commitments of at least EUR 5,000,000 as per the table below) (the “Capital Increase”). The Capital Increase will exclude pre-emptive subscription rights (uitsluiting van voorkeursrechten) for existing shareholders of the Company pursuant to Articles 2:96 and 2:96a of the Dutch Civil Code (“DCC”), under the authorization granted to the board of directors of the Company (the “Board”) by the general meeting of shareholders on June 30, 2025 (valid until June 30, 2030) to issue new shares, to grant rights to subscribe for new shares and to exclude pre-emptive rights in relation to an issuance of new shares or the granting of rights to subscribe for shares up to the authorized share capital of the Company.

Prior to the signing date of the Restructuring Plan (see above), the Company expects to receive binding commitments from the Reference Shareholders and IFEM to subscribe for their respective allocations in the Capital Increase, representing aggregate commitments of at least EUR 10,650,000 initially allocated as follows, with the final amounts allocated to the Reference Shareholders to be increased to reflect accrued consideration under the Bridge Loan, if necessary:

Investor	Amount (EUR)
Orilla Asset Management, S.L.	EUR 1,000,000
Inversiones Financieras Perseo, S.L. (sociedad del grupo Iberdrola)	EUR 1,000,000
AM Gestio, S.L.	EUR 1,000,000
Consilium, S.L.	EUR 1,000,000
Mingkiri, S.L.	EUR 1,000,000

Investor	Amount (EUR)
Kariega Ventures, S.L.	EUR 650,000
Instruments Financers per a Empreses Innovadores, S.L. Unipersonal (IFEM)	EUR 5,000,000
EUR 10,650,000

The subscription price per new Class A Share (the "Subscription Price") will be the higher of: (a) the price resulting from applying a 20 per cent. discount to the volume-weighted average price of the Class A Shares over the 15 trading days preceding the pricing date of the Capital Increase; and (b) EUR 2.40 per share, being the nominal value of the Class A Shares.

The Reference Shareholders' payment obligations under the Capital Increase are expected to be funded through set-off against their outstanding obligations under the Bridge Loan (including the OID and capitalized PIK interest). IFEM will subscribe for its new Class A Shares commitment in cash.

In addition to issuing the new Class A Shares, the Company will issue warrants to the Reference Shareholders and IFEM as a restructuring support fee (the "Support Fee Warrants"). Each Support Fee Warrant entitles its holder to subscribe for one new Class A Share at the Subscription Price. Each Support Fee Warrant is exercisable for a period of five years commencing from their date of issuance. The issuance of the Support Fee Warrants is to be implemented with exclusion of pre-emptive subscription rights of the existing shareholders of the Company pursuant to Articles 2:96 and 2:96a DCC.

The aggregate number of Support Fee Warrants issued to each of the Reference Shareholders and IFEM will be equivalent to half of the new Class A Shares issued to each of them in the Capital Increase (rounded down in the event of an odd number).

The Group is in discussions with other existing shareholders regarding the injection of additional equity into the Company. Any such additional equity participation could be implemented through an upsize of the Capital Increase or as a separate additional capital increase, on terms to be agreed.

Any securities to be offered and sold in connection with the Restructuring Plan, including the Capital Increase, have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

2.3
New Money

Participating Financial Creditors are, on or around the Effective Date, expected to provide new money financing (the “New Money”) of up to EUR 12,500,000 (including any Interim Financing provided by any of such Financial Creditors). The New Money will be made available through:

(i)
one or more term loan agreements with Chargers as borrower; and/or
(ii)
one or more committed revolving or working capital facilities with Chargers as borrower.

The New Money will benefit from the new security package described in Section 2.6 below and will rank economically alongside the other secured facilities within the common framework, subject to any specific protections afforded to new financing under applicable law.

The Company is also in discussions with an additional financial entity, which has expressed interest in providing 50 per cent. guarantee over the New Money (or part thereof) within two months following the Effective Date (the “New Money Guarantee”).

If the New Money Guarantee is obtained within that period, the New Money is expected to be implemented at the entire aggregate amount of approximately EUR 11,425,000. At all times, the EUR 12,500,000 will operate as an overall cap on the aggregate principal amounts under the Interim Financing and the New Money.

If the New Money Guarantee support is not obtained, the aggregate amount of New Money will be reduced to approximately EUR 5,350,000, which will operate as an overall cap on the Interim Financing and the New Money and the amortization and cash interest of the Term Loan A will be reduced in accordance with the low-stress scenario described in Section 2.4.3 below.

2.4
Restructured term debt (Term Loan A and Term Loan B)

The Group's existing term debt and termed-out exposures will be restructured into two tranches under a term loan framework agreement (the "Term Loan Framework Agreement") for an approximate aggregate amount of EUR 126,700,000: a senior amortizing tranche (the “Term Loan A”) and a subordinated payment-in-kind tranche (“Term Loan B” ). The Term Loan Framework Agreement will be entered into by Chargers, AR Electronics and Wallbox USA as borrowers, and the Company, Wallbox France SAS, Electromaps and other Group companies as guarantors, with Palmer Agency Services (Spain), S.L.U. as Agent.

The main terms and conditions of the Term Loan A and the Term Loan B, respectively, are as follows:

2.4.1
Term Loan A:
(iii)
Amount: approximately EUR 57,600,000.
(iv)
Maturity: December 31, 2030.
(v)
Interest (to be quarterly paid in cash):
(a)
from signing of the Restructuring Plan until June 30, 2027: three-month EURIBOR + 0.50 per cent. per annum;
(b)
from July 1, 2027, until December 31, 2028: three-month EURIBOR + 2.00 per cent. per annum;
(c)
from January 1, 2029, until maturity: three-month EURIBOR + 3.00 per cent. per annum.
(vi)
Amortization: scheduled amortization in accordance with an agreed amortization schedule that has been calibrated with the Group’s forecasted cash flows.
2.4.2
Term Loan B:
(vii)
Amount: approximately EUR 69,100,000.
(viii)
Maturity: December 31, 2030.
(ix)
Interest: PIK fixed 7.00 per cent. per annum; interest will accrue on the outstanding principal balance of the Term Loan B on a non-compounding basis and will be capitalized and paid only at maturity, with no cash interest payments during the life of the loan.

(x)
Amortization: bullet repayment of all principal and capitalized PIK interest at final maturity.
(xi)
The Term Loan B reflects the “Alternative Conditions (Loans)” in the Restructuring Plan and is voluntary. Affected creditors may elect to place at least 41 per cent. of their affected exposure to the Term Loan B on these less favorable (more subordinated) terms in order to support the medium and long-term viability of the Group by maximizing cash preservation. The remaining portion of their exposure will be allocated to the Term Loan A, which carries a more senior economic profile and scheduled amortization.
2.4.3
Low-stress scenario

Within two months of the sanctioning of the Restructuring Plan by the Spanish court (if obtained), (i) the bilateral facilities that form part of the New Money will benefit from the New Money Guarantee and (ii) the existing shareholders will agree to the additional equity injection. If, within that period, neither the New Money Guarantee nor the existing shareholders’ agreement to inject additional capital are obtained, the Restructuring Plan provides for an automatic liquidity‑preservation mechanism.

In that case: (a) interest under the Term Loan A will be 1.00 per cent. PIK until December 2027 and the Term Loan A will not amortize in 2026 and 2027; and (b) interest under the restructured working capital facilities will be reduced to 0.50 per cent. until December 2027.

This low-stress mechanism ensures that, if the Group does not ultimately benefit from the expected New Money Guarantee and/or the equity injection from additional existing shareholders, the overall level of debt service in the early years after implementation of the Restructuring Plan is reduced accordingly, allowing the Company to retain sufficient liquidity to continue the implementation of its business plan.

2.5
Restructured working capital facilities

The Group’s existing working capital facilities will be restructured under a new syndicated working capital framework (the “Revolving Facilities Framework Agreement”) for an approximate aggregate amount of EUR 42,800,000, which will mirror the economic profile of the Term Loan A (including the same staggered and increasing cash margin over three‑month EURIBOR but different terms under the low-stress scenario adjustments for 2026 and 2027), while preserving the specific features of working capital financing through a syndicated framework. The financing under the Revolving Facilities Framework Agreement will mature on December 31, 2030. The Revolving Facilities Framework Agreement will be entered into by Chargers, AR Electronics, Wallbox USA, Wallbox France SAS, Wallbox UK LTD and Wallbox Italy S.r.l. as borrowers, and the Company, Wallbox France SAS, Electromaps and other Group companies as guarantors, with Palmer Agency Services (Spain), S.L.U. as Agent

Creditors may elect under the Restructuring Plan to reallocate exposures between the Term Loan Framework Agreement and the Revolving Facilities Framework Agreement, which may result in adjustments to the aggregate amounts set out above.

2.6
New Security

All restructured financial debt pursuant to the Restructuring Plan and the New Money will share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the Restructuring Plan. The New Security will consist of first demand guarantees from the key Group companies, pledges over 100 per cent. of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, stock, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the Restructuring Plan will be pledged on a pari passu basis in favor of all secured financial creditors following implementation of the Restructuring Plan.

2.7
Non-financial debt

Certain unsecured non-financial debt incurred with non-strategic suppliers or other kinds of non-financial creditors of Chargers and AR Electronics in an approximate aggregate amount of EUR 12,100,000 has been structured as follows:

(xii)
Maturity: June 30, 2030.
(xiii)
Interest (cash pay, quarterly): at the same level as for Term Loan A.
(xiv)
Amortization: scheduled amortization in quarterly instalments on the basis of a repayment schedule, which has been designed on the basis of the Group’s forecasted cash flows and contemplates a faster repayment timeline than that applicable to Term Loan A.
2.8
Chargers Warrants

Following the Effective Date and once Chargers has been transformed into a Spanish public limited liability company (sociedad anónima), Chargers will issue warrants or equivalent instruments convertible into Chargers’ shares (the “Chargers Warrants”) in favor of the Financial Creditors as an enforcement mechanism that may be exercised in the event of an acceleration under the Term Loan Framework Agreement, the Revolving Facilities Framework Agreement and the agreements comprising the New Money.

3
Completion of the Restructuring and sanctioning by courts

If the Restructuring Plan is signed (which it is expected to be signed on or around April 8, 2026), it will be filed with the Commercial Section of the Court of First Instance of Barcelona (Sección de lo Mercantil del Tribunal de Instancia de Barcelona, Plaza No. 9) in the following days. Upon sanctioning of the Restructuring Plan by such court, execution of relevant definitive documentation and the satisfaction of customary documentary conditions precedent, the Effective Date will occur and, accordingly, the Restructuring will become effective.

From the Effective Date, the terms of the Restructuring Plan will bind all the financial debt of Chargers, AR Electronics and Wallbox USA and certain unsecured non-financial debt incurred with non-strategic suppliers of Chargers and AR Electronics.

The Capital Increase would be completed following the Effective Date in due course. Furthermore, in order to implement certain aspects of the Restructuring, the Company will submit such items for approval at the next general meeting of shareholders in accordance with the Company’s articles of association and Dutch law. The Reference Shareholders, Anangu Grup, S.L., Mr. Asunción and Mr. Castañeda have irrevocably undertaken to vote in favor of any resolutions proposed by the Board to implement these aspects of the Restructuring.

4
Board consideration and stakeholder Impact

The terms of the Restructuring are intended to address the Group's core strategic and financial objectives, namely, strengthening the sustainability of the Group's capital structure, aligning debt service with forecast cash generation, ensuring long-term financial stability and facilitating the incorporation of new sources of financing and equity capital.

The Term Loan Framework Agreement and the Revolving Facilities Framework Agreement restructure the Group's existing financial indebtedness by extending maturities and adjusting repayment profiles to align with the Group's projected cash generation as set out in the viability plan incorporated in the Restructuring Plan.

The Interim Financing and the Bridge Loan are strictly necessary to bridge the Group’s liquidity needs between signing of the Restructuring Plan and the Effective Date, and their quantum has been calibrated, by reference to the viability plan cash flow forecasts, to the Group’s identified short-term liquidity requirements, limited to what is strictly necessary to preserve business continuity during such period. The roll-in of the Interim Financing into the New Money does not create additional standalone debt service obligations or increase the Group’s structural leverage beyond the level contemplated in the Restructuring Plan, and the Bridge Loan is expected to be repaid by set-off against subscription obligations under the Capital Increase, ensuring no cash is diverted from other creditors and aligning the Capital Increase investors’ economic incentives with the success of the Restructuring.

The Capital Increase and the issuance of the Support Fee Warrants will be implemented with exclusion of pre-emptive rights for existing shareholders pursuant to Articles 2:96 and 2:96a DCC and the Board acknowledges that this would result in the dilution of non-participating shareholders. The Board considers the exclusion of such pre-emptive rights to be objectively justified because it is in its view necessary to deliver the required capital injection with sufficient deal certainty and within the required timeline and satisfies the proportionality requirement, having regard to the advantages accruing to the Company.

Furthermore, the overall economics of the Capital Increase (specifically considering the combined effect of the Subscription Price and the Support Fee Warrants) have been determined using a market-driven methodology, as supported by its financial advisors.

Following a thorough review of the available alternatives and their associated risks and merits, conducted with the support of the Company's financial adviser and legal counsel, and having carefully considered the interests of all the Group’s affected stakeholders, the Board has concluded that, on balance, the Restructuring is in the best interests of the Company, the Group and their respective stakeholders, including the Financial Creditors, the Company’s shareholders and the Group’s employees, customers and suppliers.

The Board has substantiated and documented its decision-making in accordance with its fiduciary duties under Dutch law, having weighed the benefits of the Restructuring against the consequences of not proceeding with the Restructuring. Directors with a conflict of interest in respect of the relevant components of the Restructuring have disclosed those conflicts to the chairman of the Company and abstained from deliberation and decision-making on the affected components, in line with the corporate governance policies of the Company.

FORWARD LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected timing and completion of the Restructuring, including the entry into the Restructuring Plan, the sanctioning of the Restructuring Plan by the applicable Spanish court; the negotiation and execution of definitive agreements giving effect to the Restructuring Plan on the terms described herein; the expected terms and availability of the New Money Guarantee ; the anticipated additional equity injection from existing shareholders; the expected completion of the Capital Increase; the anticipated repayment of the Bridge Loan by set-off against subscription obligations; the expected roll-in of Interim Financing into the New Money; the Group’s projected cash generation and debt service capacity; and the Group’s ability to implement its business plan following completion of the Restructuring. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the risk that the Restructuring Plan may not be signed, sanctioned by the Spanish court, or become effective on the anticipated timeline or at all; that the terms of the Restructuring may be modified in the course of finalizing definitive documentation; that the New Money Guarantee may not be obtained; that the additional equity investment from existing shareholders may not materialize; as well as Wallbox’s history of operating losses, its ability to obtain adequate capital funding or improve its financial performance, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. Any forward-looking statement that Wallbox makes in this Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated April 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: April 1, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa